UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

(Amendment No. 2)

Blueprint Medicines Corporation

(Name of Subject Company (Issuer))

ROTHKO MERGER SUB, INC.

AVENTIS INC.

SANOFI

(Names of Filing Persons — Offerors)

Common Stock, Par Value $0.001 Per Share

(Title of Class of Securities)

09627Y109

(Cusip Number of Class of Securities)

Roy Papatheodorou

Executive Vice President, General Counsel, Head of Legal, Ethics & Business Integrity

Sanofi

46, avenue de la Grande Armée, 75017

Paris, France

Telephone: 011 + 33 1 53 77 40 00

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Filing Persons)

Copies to:

Michael J. Aiello, Esq.

Sachin Kohli, Esq.

Weil, Gotshal & Manges LLP

767 Fifth Avenue

New York, New York 10153

(212) 310-8000

☒

Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

Amount Previously Paid: 1,465,193.42	Filing Party: Sanofi, Aventis Inc. and Rothko Merger Sub, Inc.

Form or Registration No.: Schedule TO-T (File No. 005-88827)	Date Filed: June 17, 2025

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	Third-party tender offer subject to Rule 14d-1.
☐	Issuer tender offer subject to Rule 13e-4.
☐	Going-private transaction subject to Rule 13e-3.
☐	Amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

This Amendment No. 2 (this “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO filed by (i) Rothko Merger Sub, Inc., a Delaware corporation (“Purchaser”) and an indirect wholly owned subsidiary of SANOFI, a French société anonyme (“Parent”), (ii) Parent, and (iii) Aventis Inc., a Pennsylvania corporation and wholly owned subsidiary of Parent and direct parent of Purchaser (“Aventis”) on June 17, 2025 (together with any amendments or supplements thereto, including this Amendment, the “Schedule TO”), relating to the offer by Purchaser to purchase all of the outstanding shares of common stock, par value, $0.001 per share (each a “Share” and collectively, “Shares”), of Blueprint Medicines Corporation., a Delaware corporation (the “Company”), for $129.00 per Share in cash, without interest (the “Cash Offer Price”) and subject to any withholding of taxes required by applicable legal requirements, plus one (1) non-transferable contractual contingent value right (each, a “CVR”) per Share, representing the right to receive contingent payments of up to an aggregate amount of $6.00 per Share in cash, without interest, upon the achievement of one or both of the milestones on or prior to the expiration of the applicable milestone period set forth in the CVR Agreement (the CVR, together with the Cash Offer Price, or any other amount paid pursuant to the Offer to the extent permitted under the Merger Agreement, the “Offer Consideration”), on the terms and subject to the conditions set forth in the Offer to Purchase, dated June 17, 2025 (together with any amendments or supplements thereto, the “Offer to Purchase”) and in the accompanying Letter of Transmittal, which are annexed to and filed with the Schedule TO as Exhibits (a)(1)(A) and (a)(1)(B), respectively.

All information set forth in the Offer to Purchase, including Schedule I thereto, is incorporated by reference herein in response to Items 1 through 9 and Item 11 of this Schedule TO and is supplemented by the information specifically provided in this Amendment, except as otherwise set forth below. This Amendment should be read together with the Schedule TO. Capitalized terms used and not otherwise defined in this Amendment have the meanings given to such terms in the Offer to Purchase.

Items 1 through 9 and Item 11.

The Offer to Purchase and Items 1 through 9 and Item 11 of the Schedule TO, to the extent such Items incorporate by reference the information contained in the Offer to Purchase, are hereby amended and supplemented as follows:

“On July 17, 2025, Purchaser announced an extension of the Expiration Time until 5:00 p.m., Eastern time, on July 17, 2025, unless the Offer is further extended or earlier terminated as permitted by the Merger Agreement. The Offer was previously scheduled to expire at one minute following 11:59 p.m., Eastern time, on July 16, 2025.

The Depositary has advised Purchaser that, as of 11:59 p.m., Eastern time, on July 16, 2025, approximately 29,742,419 Shares have been validly tendered and not properly withdrawn pursuant to the Offer, representing approximately 45.85% of the outstanding Shares and approximately 23,400,152 Shares have been tendered by notice of guaranteed delivery, representing approximately 36.08% of the outstanding Shares. Shares tendered by notice of guaranteed delivery are not deemed validly tendered for purposes of satisfying the Minimum Tender Condition unless and until the Shares underlying such notice of guaranteed delivery are delivered to and “received” (as such term is defined in 251(h) of the DGCL) by the Depositary prior to the Offer Expiration Time. The procedures for the guaranteed delivery of Shares require as a condition to the tender of such Shares that such Shares are delivered to the Depositary within one (1) NASDAQ trading day after the date of execution of the notice of guaranteed delivery.

The press release announcing the extension of the Offer is attached hereto as Exhibit (a)(5)(I) and incorporated herein by reference.”

Amendments to the Offer to Purchase and Exhibits to the Schedule TO

All references to “one minute following 11:59 p.m., Eastern time, on July 16, 2025” set forth in the Offer to Purchase (Exhibit (a)(1)(A)), Letter of Transmittal (Exhibit (a)(1)(B)), Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (Exhibit (a)(1)(C)), Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (Exhibit (a)(1)(D)) and Form of Notice of Guaranteed Delivery (Exhibit (a)(1)(E)) are hereby amended and replaced with “5:00 p.m., Eastern time, on July 17, 2025.”

Item 12. Exhibits.

Item 12 of the Schedule TO is hereby amended and supplemented by adding the following exhibit:

Exhibit No.	Description

(a)(5)(I)	Press Release issued by Sanofi, dated July 17, 2025.

SIGNATURES

After due inquiry and to the best knowledge and belief of the undersigned, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: July 17, 2025

Rothko Merger Sub, Inc.

By:	/s/ Michael J. Tolpa
	Name:	Michael J. Tolpa
	Title:	President

SANOFI

By:	/s/ Roy Papatheodorou
	Name:	Roy Papatheodorou
	Title:	Executive Vice President, General Counsel

Aventis Inc.

By:	/s/ Jamie Haney
	Name:	Jamie Haney
	Title:	Vice President, General Counsel, Secretary